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                                                               EXHIBIT 20.01

NEWS
FOR IMMEDIATE RELEASE                                          February 8, 1995

Contact:  Marie Meisenbach Graul
          Chief Financial Officer and Treasurer
          (708) 827-9494


                             SCHAWK, INC. POSTPONES
                    SECONDARY OFFERING FOR 4 MILLION SHARES


        DES PLAINES, IL., - February 8, 1995 - Schawk, Inc. (NYSE: SGK) announced today that it is postponing its plans for a secondary offering of 4 million shares of Class A Common Stock.

        "We have made a decision that market conditions for a secondary offering at this time are not favorable to the interest of our shareholders," said Clarence W. Schawk, Chairman of the Board. "We will focus on the profitable growth of the Company and increasing shareholder value.

        Schawk's Graphics Group is a leader in the prepress graphic arts industry, providing a complete line of premium prepress services and products for food, beverage and consumer products packaging, as well as related marketing and advertising materials, and the management of customers' electronic data files. Through its Plastics operations, Schawk is also a global manufacturer of filtration devices, thermoformed packaging and custom insert injected molding for the healthcare, automotive, consumer and industrial markets.

        Schawk, Inc. reflects the merger of Schawk, Inc., Flexo Graphics, Inc., Lincoln Graphics, Inc. into Filtertek, Inc. and the subsequent renaming of the Company as Schawk, Inc. Stockholders approved the reorganization and related matters as a special meeting in December and the merger became effective at the close of 1994.


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